Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

Our Certificate of Incorporation authorizes us to issue 300,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2020, we had issued and outstanding 33,499,953 shares of our common stock

The following statements are summaries only of provisions of our authorized capital stock and are qualified in their entirety by our Certificate of Incorporation. You should review these documents for a description of the rights, restrictions and obligations relating to our capital stock. A copy of our Certificate of Incorporation may be obtained from us upon written request.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent to).

Dividends. The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock. As of the date of this Annual Report on Form 10-K, the JPMorgan facility only permits payments of dividends if certain payment conditions are met, including an excess availability test and a fixed charge coverage test.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock may be entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.

Preemptive and Similar Rights. The holders of our common stock have no preemptive or similar rights.

Warrants

As of December 31, 2020, we had issued and outstanding warrants to purchase 3,369,124 and 517,067 shares of our common stock, which are referred to as the “Investor Warrants” and the “Placement Agent Warrants”, respectively.

The Investor Warrants

General Terms. The Investor Warrants are exercisable for common stock at an initial exercise price equal to $16.86 per share. The exercise price and the number of securities issued upon exercise of the Investor Warrants are subject to adjustment for stock splits, stock dividends and similar events.

Exercisability. The Investor Warrants are exercisable commencing the earliest of: (x) the effectiveness of a resale registration statement, (y) the closing of any initial public offering of our common stock, or (z) the closing of any other transaction or set of events that results in us (or the surviving corporation in connection with such transaction) being (or remaining) subject to the reporting requirements of the Exchange Act (any of the foregoing, a “Public Event”). The Investor Warrants will expire three years from the effective date of any Public Event.

The Investor Warrants may be exercised at any time in whole or in part upon payment of the applicable exercise price until expiration of the Investor Warrants. No fractional shares will be issued upon the exercise of the Investor Warrants. The Investor Warrants may only be exercised on a “cashless” basis if at any time after 180 days following the date that a resale registration statement is publicly filed with the commission the registration statement covering the resale of the shares of our common stock issuable upon exercise of the Investor Warrants by the investors is not effective with the SEC.

Redemption. The Investor Warrants may be called by us upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice at any time provided that, at the time of delivery of such notice (i) there is an effective registration statement covering the resale of the shares of common stock underlying the Investor Warrants, and (ii) the VWAP of our common stock for twenty (20) consecutive trading days prior to the date of the notice of redemption is at least $25.28, as proportionately adjusted to reflect any stock splits, stock dividends, combination of shares or like events. The Placement Agents for the Private Placement shall receive a warrant solicitation fee equal to 5% of the funds solicited by the placement agents upon the exercise of the Investor Warrants if we elect to call the Investor Warrants.

If we elect to call the Investor Warrants (or any other warrant) for redemption, we must also call all other warrants (other than the Placement Agent Warrants) for redemption on the terms described above.

The Placement Agent Warrants

The Placement Agent Warrants have substantially similar terms to the Investor Warrants except that (i) the exercise price for 344,716 and 172,351 of the Placement Agent Warrants is equal to $8.43 per share and $16.86 per share, respectively, (ii) the Placement Agent Warrants may be exercised on a “cashless basis,” (iii) there is no optional redemption feature allowing us to redeem the Placement Agent Warrants prior to the expiration date of the Placement Agent Warrants and (iv) there is a change of control provision providing the holders of the Placement Agent Warrants, upon a change of control (as defined in the Placement Agent Warrants), with the right to acquire and receive upon exercise of the Placement Agent Warrant in lieu of the shares of our common stock underlying the Placement Agent Warrants, such shares of stock, securities of assets (including cash) that a holder of shares of our common stock deliverable upon exercise of the Placement Agent Warrants would have been entitled to receive in a such transaction as if the Placement Agent Warrants had been exercised immediately prior to the transaction constituting such change of control.

Warrant Holder Not a Stockholder

The Investor Warrants and Placement Agent Warrants do not confer upon the holders thereof any voting, dividend or other rights as our stockholders.

Options and Restricted Stock Units

As of December 31, 2020, we had outstanding options to purchase an aggregate of 922,796 shares of common stock with a weighted average exercise price of $8.81 per share.

As of December 31, 2020, we had 1,857,444 restricted stock units issued and outstanding.

Registration Rights Agreement

In connection with our Private Placement, we entered into a Registration Rights Agreement pursuant to which we are obligated to register with the SEC the shares of our common stock that were acquired by certain stockholders in the Private Placement as well as the shares of common stock issuable upon exercise of the Investor Warrants. The following description is a summary only of material provisions of the Registration Rights Agreement.

The Registration Rights Agreement contains certain holdback provisions relating to Transfers (as defined in the Registration Rights Agreement) of Registrable Securities (as defined therein) by holders of such securities. Pursuant to such provisions, a holder of Registrable Securities will be not be able to fully Transfer all Registrable Securities until such date that is three (3) months from the date of effectiveness of the Resale Registration Statement. Specifically, a holder shall be permitted to transfer up to 50% of Registrable Securities held at any time on or after the effectiveness of the Resale Registration Statement and following such date, a holder shall be entitled to Transfer the balance of all Registrable Securities held by such holder on or after the end of three (3) months following the effectiveness of the Resale Registration Statement. The foregoing holdback provisions shall be terminated in the event the closing price of our common stock is $10.00 or above for 20 consecutive trading days; provided, however, in the event that there is an initial public offering engagement, such holders will not Transfer any of the Registrable Securities or Investor Warrants until the date that is six (6) months after the effective date of the registration statement filed in connection with such initial public offering engagement.

Forum Selection

Our Certificate of Incorporation and our Bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Anti-Takeover Provisions

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but unissued shares. The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder action by written consent. Our Certificate of Incorporation and Bylaws provide that no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our Bylaws and no action shall be taken by our stockholders by written consent, subject to the rights of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent; provided, however, that, for so long as S5 Enterprises Inc. (formerly 2118769 Ontario Inc.), Fruzer Inc., Indulge Inc. (formerly 2208742 Ontario Inc.), Jackpot Inc. (formerly 2208744 Ontario Inc.), HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund, LP, Arch Street Holdings I, LLC and Payne Capital Corp., together with their respective affiliates or successors, collectively beneficially own (directly or indirectly), in the aggregate, at least fifty percent (50%) of our then issued and outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders called in accordance with our Bylaws may be taken by our stockholders by written consent.

Special meetings of stockholders. Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law or provided by the resolution or resolutions adopted by our board of directors designating the rights, powers and preferences of any series of preferred stock, special meetings of our stockholders may be called only by (a) our board of directors pursuant to a resolution approved by a majority of the total number of our directors that we would have if there were no vacancies or (b) the chair of our board of directors, and any power of our stockholders to call a special meeting is specifically denied.

Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide for an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws. The Delaware General Corporation Law (“DGCL”) provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that certain provisions of our Certificate of Incorporation (namely, those provisions relating to (i) directors; (ii) limitation of director liability, indemnification and advancement of expenses and renunciation of corporate opportunities; (iii) meetings of stockholders; and (iv) amendments to our Certificate of Incorporation and Bylaws) may not be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of our then-outstanding shares then entitled to vote generally in an election of directors, voting together as a single class. Our Certificate of Incorporation and Bylaws also provide that approval of stockholders holding sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of our then- outstanding shares entitled to vote generally in an election of directors, voting together as a single class, is required for stockholders to make, alter, amend, or repeal any provision of our Bylaws. Our board of directors retains the right to alter, amend or repeal our Bylaws.

Classified Board of Directors. Our amended and restated certificate of incorporation, upon the consummation of this offering, provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Stockholders do not have the ability to cumulate votes for the election of directors.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation and Bylaws provides indemnification for our directors and officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors that may be, in some cases, broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our Certificate of Incorporation and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Under our Certificate of Incorporation, to the maximum extent permitted by the laws of the State of Delaware, (a) we have renounced all interest and expectancy that we otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) any of our directors, (ii) any of our stockholders, officers or agents, or (iii) any Affiliate (as defined in our Certificate of Incorporation) of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee or director of us or our subsidiaries; (b) no stockholder and no director, in each case, that is not an employee of us or our subsidiaries, has any duty to refrain from (x) engaging in a corporate opportunity in the same or similar lines of business in we or our subsidiaries from time to time are engaged or propose to engage or (y) otherwise competing, directly or indirectly, with us or any of our subsidiaries; and (c) if any stockholder or any director, in each case, that is not an employee of us or our subsidiaries, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such stockholder or such director or any of their respective affiliates, on the one hand, and for us or our subsidiaries, on the other hand, such stockholder or director has no duty to communicate or offer such transaction or business opportunity to us or our subsidiaries and such stockholder or director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence shall not apply to any potential transaction or business opportunity that is expressly offered to a director or employee of our or our subsidiaries, solely in his or her capacity as a director or employee of us or our subsidiaries.

Furthermore, to the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours or our subsidiaries unless (a) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our Certificate of Incorporation, (b) we or our subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity, (c) we or our subsidiaries have an interest or expectancy in such transaction or opportunity and (d) such transaction or opportunity would be in the same or similar line of business in which we or our subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Continental Stock Transfer & Trust Company. They are located at 1 State Street, 30th Floor, New York, New York 10004. Their telephone number is (212)-509-4000.